REPLICEL LIFE SCIENCES INC.

Suite 900 - 570 Granville Street

Vancouver, BC V6C 3P1

Telephone: (604) 248-8730 Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of RepliCel Life Sciences Inc. (the "Company") will be held at the offices of Clark Wilson LLP, Suite 900, 885 West Georgia Street, Vancouver, BC V6C 3H1 and via ZOOM, on Tuesday, February 28, 2023, at the hour of 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial period ended December 31, 2021, and accompanying report of the auditors;

2. to appoint Mao & Ying LLP as the auditors of the Company for the financial year ending December 31, 2022 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2022;

3. to set the number of directors of the Company for the ensuing year at six (6);

4. to elect, individually, Andrew Schutte, R. Lee Buckler, David Hall, Peter Lewis, Peter Lowry and Gary Boddington as the directors of the Company;

5. to consider and, if thought fit, to approve the Company's new 10% Rolling Stock Option Plan, all as described in the accompanying management information circular (the "Information Circular");

6. to consider and, if thought appropriate, pass an ordinary resolution of the disinterested shareholders authorizing and approving the closing of the issuance of shares on a private placement basis (the "Private Placement") to Jamie Mackay pursuant to which Jamie Mackay, a 10% shareholder of the Company, has subscribed for 3,960,000 units, comprised of 3,960,000 common shares of the Company and 1,980,000 share purchase warrants exercisable at $0.20 per common share for a period of four years from closing of the Private Placement, and the resulting creation of Jamie Mackay as a control person as such term is defined under the policies of the TSX Venture Exchange, all as more particularly described in the accompanying Information Circular; and

7. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of meeting (the "Notice of Meeting").

The board of directors of the Company has fixed January 20, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting, please vote by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

In view of COVID-19, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html). The Company encourages Shareholders not to attend the Meeting in person if experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages shareholders to vote prior to the Meeting. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting via ZOOM at https://us02web.zoom.us/j/81899092491 Meeting ID: 818 9909 2491. To dial-in by phone find your local number here: https://us02web.zoom.us/u/kpZBAX4Ga.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 27th day of January, 2023.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

"Andrew Schutte"

Andrew Schutte

President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

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